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[RENTAL SERVICE CORPORATION LOGO]

                                                                   June 29, 1999

To Our Stockholders:

    We are pleased to inform you that on June 28, 1999, Rental Service Corporation entered into a definitive merger agreement pursuant to which Atlas Copco North America Inc., a U.S. subsidiary of Atlas Copco AB, will acquire all of the common stock of RSC for $29.00 per share in cash through a tender offer, to be followed, as soon as practicable upon completion of the offer, by a second-step merger. The Atlas Copco Group, based in Stockholm, Sweden, is a global provider of specialized equipment and services, with 24,000 employees and 1998 revenue of $4.176 billion.

    YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ATLAS COPCO OFFER AND THE MERGER, AND HAS DETERMINED THAT THE ATLAS COPCO OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF RSC'S STOCKHOLDERS. Accordingly, your board of directors recommends that you accept the Atlas Copco offer and tender your RSC shares into the Atlas Copco offer.

    We believe the Atlas Copco offer provides an attractive premium for your shares--in fact, Atlas Copco's $29.00 per share price represents a 27% premium to the $22.75 price per share previously offered by United Rentals, Inc. RSC's financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, have each delivered their written opinions to your board of directors to the effect that the consideration to be received by RSC's stockholders pursuant to the merger agreement is fair to RSC's stockholders from a financial point of view. The Atlas Copco offer is not subject to a financing condition.

    Accompanying this letter is RSC's Schedule 14D-9 filed with the Securities and Exchange Commission, which describes the Atlas Copco offer and the merger and your board of directors' reasons for recommending the Atlas Copco offer and the merger and includes the fairness opinions from RSC's financial advisors. We urge you to read it carefully.

    If you have any questions or need any assistance, please contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or at (212) 929-5500 (collect).

    Your board of directors thanks you for your continued support.

                                          On behalf of the Board of Directors,
                                          Sincerely,

                                          /s/ John M. Sullivan

                                          John M. Sullivan
                                          Chairman of the Executive Committee